UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 7, 2007**



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Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

(a) On May 7, 2007, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for the quarter ended March 31, 2007, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. On May 9, 2007, the Company issued a press release announcing that it is scheduled to make presentations. A copy of this press release is filed as Exhibit 99.2 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 7.01   Regulation FD Disclosure

Incorporated by reference is a press release issued by the Company on May 9, 2007, which is attached hereto as Exhibit 99.2. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on May 7, 2007
99.2	Press Release issued by the Company on May 9, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ JOSEPH A. BOSHART

       Joseph A. Boshart
       President and Chief Executive Officer

Dated: May 9, 2007

LINKS

Item 2.02   Results of Operations and Financial Condition
Item 7.01   Regulation FD Disclosure
Item 9.01   Financial Statements and Exhibits



EXHIBIT 99.1

CROSS COUNTRY HEALTHCARE

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS FIRST QUARTER 2007 RESULTS

BOCA RATON, Fla. – May 7, 2007 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $176.1 million in the first quarter ended March 31, 2007, a 10% increase from the prior year quarter. Net income increased 5% year-over-year to $4.8 million, or $0.15 per diluted share. A year earlier, the Company reported first quarter revenue of $159.8 million and net income of $4.6 million, or $0.14 per diluted share. Net cash used in operations for the first quarter of 2007 was $1.6 million, which included a $6.7 million pre-tax payment for a previously disclosed settlement of a lawsuit.

"While we are very pleased with our top-line improvement, our goal continues to be to restore our margins and increase staffing volumes. Our gross margin was modestly down year-over-year due entirely to a lower mix of revenue from our other human capital management businesses. In our staffing businesses, a widening of the bill-pay spread more than offset an increase in housing and professional liability expenses. Similarly, our operating margin was flat year-over-year in the first quarter reflecting better leverage on our overhead that was offset by higher bad debt reserves related primarily to two slow-paying hospital accounts in the Caribbean. Although we expect these recent pressures to spill over into the second quarter, we believe they will moderate substantially in the second half of the year," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"For the first quarter, pricing in our travel nurse staffing business was up 5% year-over-year and our staffing volume was favorable on a year-over-year and sequential basis. Looking ahead, we expect our organic staffing volume to be higher for the full year for the first time since 2002. Our clinical research staffing business performed particularly well in the first quarter on an organic basis. We are also pleased with the performance of the recently acquired Metropolitan Research business. We remain very encouraged about our prospects in the clinical research area and continue to actively pursue opportunities to supplement our position in this sector of the market through acquisition," Mr. Boshart added.

Healthcare Staffing

For the first quarter of 2007, the healthcare staffing business segment (travel and per diem nurse, travel allied health and clinical research staffing) generated revenue of $164.2 million, an increase of 11% from the prior year quarter and flat sequentially from the fourth quarter of 2006. The year-over-year improvement reflected an increase in revenue from travel staffing as well as higher organic revenue from clinical research staffing along with added revenue from Metropolitan Research, which was partially offset by lower revenue from per diem staffing.

Staffing volume increased 6% from the prior year quarter and 1% sequentially from the fourth quarter of 2006. Travel staffing volume increased 3% year-over-year and 1% on a sequential basis.

(more)

Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization, legal settlement charge, secondary offering costs and corporate expenses not specifically identified to a reporting segment), increased 6% in the first quarter of 2007 to $14.8 million from $13.9 million in the same quarter of 2006 due to a substantial organic increase from the clinical research staffing business, as well as the added contribution from Metropolitan Research.

Other Human Capital Management Services

For the first quarter of 2007, the other human capital management services business segment (education and training and retained search) generated revenue of $11.9 million, a 3% decrease from revenue of $12.2 million in the same quarter in the prior year. The decline reflected a decrease in revenue from the retained search business that was partially offset by an increase in revenue from the education and training business. Segment contribution income decreased 19% to $2.1 million in the first quarter of 2007 from $2.6 million in the prior year quarter.

Debt Repayments/Borrowings

During the first quarter of 2007, net of repayments, the Company borrowed $4.9 million from its revolving credit facility, which was primarily used to fund a $6.7 million pre-tax payment for settlement of a previously disclosed lawsuit and to repurchase shares of its common stock. At March 31, 2007, the Company had $26.4 million of total debt on its balance sheet and a debt to total capitalization ratio of 6.5%.

Stock Repurchase Program Update

The Company repurchased 125,246 shares of its common stock during the first quarter of 2007 at an average cost of $18.56 per share. This activity concluded the November 2002 stock repurchase authorization of 1.5 million shares and commenced a new 1.5 million share stock repurchase program previously authorized by the Company's Board of Directors in May 2006. The average cost of repurchases of the Company's common stock under its November 2002 authorization was $15.04 per share. The Company can repurchase up to an additional 1,444,626 shares of its common stock under its May 2006 authorization. Shares may be repurchased from time-to-time in the open market subject to the constraints of the Company's current credit agreement and such repurchases may be discontinued at any time at the discretion of the Company. At March 31, 2007, the Company had approximately 32.1 million shares outstanding.

Guidance For Second Quarter 2007

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, significant repurchases of the Company's common stock, or pending legal matters.

Based on the present industry dynamics, Cross Country Healthcare expects revenue in the second quarter of 2007 to be in the $174 million to $177 million range and earnings per diluted share to be in the range of $0.15 to $0.17. This compares to $156.7 million in revenue and earnings of $0.14 per diluted share in the second quarter of 2006.

(more)

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Tuesday, May 8th at 10:00 a.m. Eastern Time to discuss its first quarter 2007 financial results. This call will be webcast live by CCBN/Thomson Financial and may be accessed at the Company's web site at www.crosscountryhealthcare.com or by dialing 888-395-6878 from anywhere in the U.S. or by dialing 517-319-9285 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through May 22nd. A replay of the conference call will be available by telephone from approximately noon on May 8th until May 22nd by calling 866-485-0038 from anywhere in the U.S. or by calling 203-369-1610 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of approximately 4,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term apartment leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, including from time to time entering into Letters of Intent which may or may not result in the completion of an acquisition, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur. While it is our intention to update guidance quarterly, it should not be assumed that our silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877.686.9779
Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Condensed Consolidated Statements of Income
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended March 31,		
	2007	**2006**	**% Change**
Revenue from services	$ 176,093	$ 159,834	10%
Operating expenses:			
Direct operating expenses	135,604	122,445	11%
Selling, general and administrative expenses	29,518	28,173	5%
Bad debt expense	785	(128)	NM
Depreciation	1,484	1,322	12%
Amortization	369	356	4%
Legal settlement charge	13	—	ND
Total operating expenses	167,773	152,168	10%
Income from operations	8,320	7,666	9%
Other expenses:			
Interest expense, net	486	386	26%
Income from continuing operations before income taxes	7,834	7,280	8%
Income tax expense	3,032	2,817	8%
Income from continuing operations	4,802	4,463	8%
Discontinued operations, net of income taxes	—	107	(100%)
Net income	$ 4,802	$ 4,570	5%
Net income per common share - basic:			
Income from continuing operations	$ 0.15	$ 0.14	
Discontinued operations, net of income taxes	—	0.00	
Net income	$ 0.15	$ 0.14	
Net income per common share - diluted:			
Income from continuing operations	$ 0.15	$ 0.14	
Discontinued operations, net of income taxes	—	0.00	
Net income	$ 0.15	$ 0.14	
Weighted average common shares outstanding - basic	32,134	32,127	
Weighted average common shares outstanding - diluted	32,848	32,821	

ND - Not determinable

NM – Not meaningful

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, amounts in thousands)

	March 31 2007	December 31 2006
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ —
Accounts receivable, net	116,287	114,735
Deferred tax assets	8,790	10,994
Income taxes receivable	5,146	1,602
Other current assets	18,904	18,894
Total current assets	149,127	146,225
Property and equipment, net	20,908	20,562
Trademarks, net	17,199	17,199
Goodwill, net	310,688	310,173
Other identifiable intangible assets, net	8,941	9,310
Debt issuance costs, net	526	563
Total assets	$ 507,389	$ 504,032
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 11,278	$ 13,744
Accrued employee compensation and benefits	37,218	38,190
Current portion of long-term debt	1,966	1,550
Accrued legal settlement charge	—	6,704
Other current liabilities	6,613	5,931
Total current liabilities	57,075	66,119
Non-current deferred tax liabilities	47,904	43,078
Long-term debt	24,393	19,979
Total liabilities	129,372	129,176
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	253,364	254,273
Retained earnings	124,650	120,580
Total stockholders' equity	378,017	374,856
Total liabilities and stockholders' equity	$ 507,389	$ 504,032

Cross Country Healthcare, Inc.
Segment Data (a)
(Unaudited, amounts in thousands)

	Three Months Ended March 31,		% Change
	2007	2006	
Revenue from unaffiliated customers:			
Healthcare staffing	$ 164,233	$ 147,600	11%
Other human capital management services	11,860	12,234	(3%)
	$ 176,093	$ 159,834	10%
Contribution income (b):			
Healthcare staffing	$ 14,755	$ 13,874	6%
Other human capital management services	2,099	2,589	(19%)
	16,854	16,463	2%
Unallocated corporate overhead	6,668	7,119	(6%)
Depreciation	1,484	1,322	12%
Amortization	369	356	4%
Legal settlement charge	13	—	ND
Interest expense, net	486	386	26%
Income from continuing operations before income taxes	$ 7,834	$ 7,280	8%

Cross Country Healthcare, Inc.
Other Financial Data
(Unaudited)

	Three Months Ended March 31,	
	2007	2006
Net cash (used in) provided by operating activities (in thousands)	$ (1,557)	$ 10,230
Statistical data:		
FTEs (c)	5,732	5,426
Weeks worked (d)	74,516	70,538
Average healthcare staffing revenue per FTE per week (e)	2,204	2,092

(a)   Segment data provided is in accordance with FASB Statement 131.
(b)   Defined as income from continuing operations before interest, income taxes, depreciation, amortization, legal settlement charge and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.
(c)   FTEs represent the average number of contract staffing personnel on a full-time equivalent basis.
(d)   Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.
(e)   Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement of nurses.



EXHIBIT 99.2

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE TO PRESENT AT CITIGROUP HEALTHCARE CONFERENCE AND TWO MERRILL LYNCH ONE-ON-ONE FORUMS

BOCA RATON, Fla. – May 9, 2007 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it is scheduled to make a presentation on Tuesday, May 22, 2007, at 2:30 p.m. Eastern Time at the Citigroup Healthcare Conference being held at The Hilton New York Hotel in New York City.

Cross Country's presentation will be webcast and accessible to the public online via this webcast link to the Company's corporate web site or at http://www.crosscountryhealthcare.com/cchiWeb. Through this link, visitors will be able to access the Company's presentation made by Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc., who will provide an overview of Cross Country's business and prospects. Replays will be available for 90 days after the presentation at the same website address.

In addition, Cross Country Healthcare is scheduled to participate in the Merrill Lynch Business & Education Services One-On-One Forum today May 9, 2007, being held at the Merrill Lynch Conference Center in New York City. The Company is also scheduled to participate in the Merrill Lynch Boston Technology, Healthcare & Consumer products Small Cap One-On-One Investor Conference on Wednesday, May 30, 2007, being held at the Boston Harbor Hotel in Boston.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of over 4,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate Web site to automatically receive the Company's press releases by e-mail.

The Company's presentation contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term apartment leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, including from time to time entering into Letters of Intent which may or may not result in the completion of an acquisition, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2006.

# # #

For further information, please contact:

Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877.686.9779
Email: hgoldman@crosscountry.com